Exhibit 99.3

(formerly Stem Cell Therapeutics Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.), which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 23, 2015	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at
	Note	December 31, 2014	December 31, 2013
		$	$

ASSETS

Current
Cash		26,165,056	32,456,506
Marketable securities		-	526,598
Amounts receivable	5	344,416	427,234
Prepaid expenses and other		1,008,225	94,569

Total current assets		27,517,697	33,504,907

Property and equipment	6	235,402	109,007
Intangible assets	7	432,933	1,473,472

Total non-current assets		668,335	1,582,479

Total assets		28,186,032	35,087,386

LIABILITIES

Current
Accounts payable and accrued liabilities	8	3,248,984	669,860
Other current liabilities	9	279,461	62,766

Total current liabilities		3,528,445	732,626

Loan payable	9	283,352	341,884
Long-term liability	9	69,941	104,429

Total non-current liabilities		353,293	446,313

Total liabilities		3,881,738	1,178,939

EQUITY
Common shares	10	49,505,792	47,191,303
Preferred shares	10	10,076,151	11,292,525
Warrants	10	9,283,332	9,818,179
Contributed surplus	10	5,995,055	3,280,656
Deficit		(50,556,036)	(37,674,216)

Total equity		24,304,294	33,908,447

Total liabilities and equity		28,186,032	35,087,386

Commitments and contingencies [note 15]

Approved by the Board and authorized for issue on March 23, 2015:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2014	December 31, 2013
		$	$

EXPENSES
Research and development	12	10,595,808	3,336,706
General and administrative	13	2,577,460	962,200

Operating expenses		13,173,268	4,298,906

Finance income	14	(378,692)	(54,028)
Finance costs	14	87,244	44,430

Net finance income		(291,448)	(9,598)

Net loss and comprehensive loss for the year		12,881,820	4,289,308

Basic and diluted loss per share	10(c)	(3.06)	(3.16)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	(12,881,820)	(12,881,820)

Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	86,540	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	2,614	33,100	-	-	-	-	(13,500)	-	19,600
Conversion of preferred shares	279,682	1,216,374	(8,390,476)	(1,216,374)	-	-	-	-	-
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	2,311,254	-	2,311,254
Total transactions with owners of the Company	368,836	2,314,489	(8,390,476)	(1,216,374)	(3,505,342)	(534,847)	2,714,399	-	3,277,667
Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2012	622,060	31,388,959	-	-	1,036,364	508,281	2,870,138	(33,384,908)	1,382,470

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	(4,289,308)	(4,289,308)

Transactions with owners of the Company, recognized directly in equity
Share units issued, net of issue costs	3,066,090	13,580,794	77,895,165	11,292,525	130,592,142	8,455,762	-	-	33,329,081
Compensation warrants	-	-	-	-	5,828,890	700,772	-	-	700,772
Issued to acquire Trillium Privateco (notes 4 and 10)	202,639	1,215,836	-	-	3,300,000	165,000	-	-	1,380,836
Issued to acquire technology rights (notes 7 and 10)	167,619	1,005,714	-	-	1,600,000	80,000	-	-	1,085,714
Expiry of warrants	-	-	-	-	(127,273)	(91,636)	91,636	-	-
Share-based compensation	-	-	-	-	-	-	318,882	-	318,882
Total transactions with owners of the Company	3,436,348	15,802,344	77,895,165	11,292,525	141,193,759	9,309,898	410,518	-	36,815,285
Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2014	December 31, 2013
		$	$

OPERATING ACTIVITIES
Net loss for the year		(12,881,820)	(4,289,308)
Adjustments for items not affecting cash
Share-based compensation	10	2,311,254	318,882
Interest accretion	9,14	69,770	40,133
Amortization of intangible assets	7	610,776	632,779
Impairment of intangible assets	7	429,763	-
Depreciation of property and equipment	6	47,208	16,010
		(9,413,049)	(3,281,504)
Changes in non-cash working capital balances
Amounts receivable		82,818	554,918
Prepaid expenses		(913,656)	(21,264)
Accounts payable and accrued liabilities		2,579,124	202,424
Other current liabilities		216,695	62,766
Cash used in operating activities		(7,448,068)	(2,482,660)

FINANCING ACTIVITIES
Change in loan payable	9	(115,031)	13,284
Change in long-term liability	9	(47,759)	98,915
Issue of share capital, net of issuance costs	10	966,413	34,029,853
Cash provided by financing activities		803,623	34,142,052

INVESTING ACTIVITIES
Purchase of property and equipment	6	(173,603)	(34,017)
Acquisition of Trillium Privateco, net of cash acquired	4	-	(647,996)
Proceeds from marketable securities		526,598	104,112
Cash provided by (used) in investing activities		352,995	(577,901)

Net increase (decrease) in cash during the year		(6,291,450)	31,081,491

Cash, beginning of year		32,456,506	1,375,015

Cash, end of year		26,165,056	32,456,506

Supplemental cash flow information
Common share purchase warrants issued as agent’s compensation (note 10)		-	700,772
Common shares and warrants issued on acquisition of Trillium Privateco (note 4)		-	1,380,836
Common shares and warrants issued on acquisition of technology rights (note 7)		-	1,085,714
Preferred shares converted to common shares (note 10)		1,216,374	-

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.) (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital. On October 19, 2004, the Company changed its name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp. On November 7, 2013, the Company filed Articles of Continuance to change its jurisdiction to Ontario. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’ Board of Directors on March 23, 2015.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

2.	Basis of presentation (continued)

Impairment of long lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and at least annually reviews the useful lives to reflect management's intent about developing and commercializing the assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Privateco from April 9, 2013, the date of acquisition (see note 4) to the date of its amalgamation with the Company on June 1, 2014.

Investments in entities where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, are considered subsidiaries due to the control exercised over the investee by the Company. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are de-consolidated from the date that the Company no longer controls the entity.

Intercompany transactions, balances and unrealized gains and losses on transactions between subsidiaries are eliminated.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(c)	Financial instruments

Financial assets

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Marketable securities
Marketable securities are comprised of short-term debt instruments with an original maturity of more than 90 days on purchase.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities, and loan payable as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is then derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

Depreciation
The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	Straight-line over 3 years
Office equipment	Straight-line over 5 years
Leaseholds	Straight-line over lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technologies acquired in the Trillium Privateco acquisition are available for use is estimated at three years, which reflects management's intent about developing and commercializing the assets.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash- generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash- generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, deferred share units, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, deferred share units, warrants and preferred shares in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

(l)	New standards, amendments, and interpretations adopted during 2014

IAS 32 Financial Instruments: Presentation

The amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”), clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 were applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of these amendments did not have a material impact on the consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

IFRIC 21 Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21 Levies (“IFRIC 21”) was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 was effective for annual periods beginning on or after January 1, 2014 with retrospective application required. The adoption of IFRIC 21 did not have a material impact on the consolidated financial statements.

IAS 36 Impairment of Assets

In May 29, 2013, the IASB published amendments to IAS 36 Impairment of Assets (“IAS 36”) which reduce the circumstances in which the recoverable amount of cash-generating units is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. This amendment was effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on the consolidated financial statements.

(m)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provide added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently assessing the impact that the adoption of this standard may have on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is reviewing the standard to determine the impact that the adoption of the standard may have on the consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

4.	Acquisition of Trillium Privateco

On April 9, 2013, the Company completed a merger with Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and the development of cancer therapeutics. The Company applied the acquisition method of accounting for the business combination and the losses have been consolidated from the acquisition date. The consideration was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price allocation was assigned to the net identifiable assets based on their estimated fair values. The final purchase price allocation was as follows:

$
Fair value of consideration paid:
Cash	1,200,000
92,639 common shares and 110,000 units	1,380,836
2,580,836

Assets acquired:
Cash and marketable securities	1,182,714
Amounts receivable	820,944
Prepaid expenses	44,300
Equipment	91,000
Acquired technology	1,018,037
3,156,995

Liabilities assumed:
Accounts payable and accrued liabilities	282,178
Loan payable	293,981
576,159
Net identifiable assets acquired	2,580,836

As consideration, the Company paid $1,200,000 in cash and issued 92,639 common shares and 110,000 units. Each unit consisted of one common share and 30 common share purchase warrants, with each 30 common share purchase warrants allowing their holder to acquire one additional common share at an exercise price of $12.00 until March 15, 2018. The fair value of the unit was determined based on the stand-alone value of the common share and the common share purchase warrant, in accordance with IFRS 13 Fair Value Measurement and IFRS 3 Business Combinations. Accordingly, the fair value of the aggregate 202,639 common shares issued was based on the closing price of the Company’s common shares of $6.00 on April 9, 2013. The fair value of the 3,300,000 common share purchase warrants was determined using the Black-Scholes option pricing model. Assumptions used to determine the value of the common share purchase warrant were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 68%; and average expected life of 3 years. Post-closing, Trillium Privateco shareholders held approximately 16% of the issued and outstanding common shares, and Trillium Privateco became a wholly-owned subsidiary of the Company.

Cash used in the investment was determined as follows:

$

Cash consideration	1,200,000
Less cash acquired	552,004
647,996

Acquisition costs incurred by the Company and included in general and administrative expenses for the year ended December 31, 2013, were approximately $113,000. From the date of the acquisition to December 31, 2013, Trillium Privateco contributed revenue of nil and a loss of $2,236,262.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

5.	Amounts receivable

	December 31,	December 31,
	2014	2013
	$	$

Government programs receivable	344,416	426,946
Other amounts receivable	-	288
	344,416	427,234

6.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2012	-	13,500	-	13,500
Additions	111,025	4,611	9,381	125,017
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	141,051	21,917	10,635	173,603
Balance, December 31, 2014	252,076	40,028	20,016	312,120

Accumulated depreciation
Balance, December 31, 2012	-	13,500	-	13,500
Depreciation	14,723	504	783	16,010
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	33,366	9,554	4,288	47,208
Balance December 31, 2014	48,089	23,558	5,071	76,718

Net carrying amounts
December 31, 2013	96,302	4,107	8,598	109,007
December 31, 2014	203,987	16,470	14,945	235,402

The Company acquired lab equipment with a fair value of $91,000 on its acquisition of Trillium Privateco in 2013.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

7.	Intangible assets

Total
$

Cost
Balance, December 31, 2012	2,431,279
Additions	2,103,751
Disposals	(2,431,279)
Balance December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance December 31, 2014	1,018,037

Accumulated amortization
Balance, December 31, 2012	2,428,779
Amortization	632,779
Disposals	(2,431,279)
Balance, December 31, 2013	630,279
Amortization	610,776
Disposals	(655,951)
Balance, December 31, 2014	585,104

Net carrying amounts
December 31, 2013	1,473,472
December 31, 2014	432,933

On April 9, 2013, licensed patent rights acquired of Trillium Privateco amounted to $1,018,037 (see note 4).

On April 16, 2013, the Company signed an agreement with the University Health Network (“UHN”) to gain rights to intellectual property related to the use of tigecycline for the treatment of leukemia. The initial consideration for the UHN license of $1,085,714 was satisfied by the issuance of 167,619 common shares and 1,600,000 common share purchase warrants, with each 30 warrants allowing their holder to acquire one additional common share at an exercise price of $12.00 until March 15, 2018. Additional consideration under the UHN license included an annual license maintenance fee and future development milestones. The fair value of the common shares issued was based on the closing price of the Company’s common shares of $6.00 on April 16, 2013 and $7.50 per unit based on the fair value of the common share and common share purchase warrant components as of the date of acquisition. The Company returned the rights back to UHN and recorded an impairment loss of $429,763 in the second quarter of 2014.

In 2013, the Company ceased all activities related to the regenerative stem cell products and retired the fully amortized assets in the amount of $2,431,279.

8.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2014	2013
	$	$

Trade and other payables	1,604,533	113,003
Accrued liabilities	1,585,823	221,580
Due to related parties (note 16)	58,628	335,277
	3,248,984	669,860

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

9.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement dated February 1, 2012. The period of contribution ended on December 31, 2013. As at December 31, 2014, the Company has repayable contributions of $555,968. The original principal balance is repayable in equal monthly instalments for 60 months, which began on December 1, 2014. As at December 31, 2014 two instalment payments have been made. The loan payable bears no interest. The fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

The Company has a long-term liability of $69,941 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the statements of financial position.

10.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

In December 2013, the Company created the Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for each common share.

(b)	Share capital issued – year ended December 31, 2014

On November 14, 2014, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in these consolidated financial statements and notes to the number of common shares, deferred share units and stock options have been adjusted to the post-consolidation amounts.

In the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

Share capital issued – year ended December 31, 2013

On February 6, 2013, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 10 pre-consolidated shares.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

In March 2013, the Company completed an offering pursuant to a base shelf prospectus and prospectus supplement and in the U.S. pursuant to a private placement memorandum for a total of 424,500 units at a price of $7.50 per unit, for aggregate gross proceeds to the Company of $3,185,080 ($2,615,240 net of issuance costs). Each unit consisted of one common share and 30 common share purchase warrants. Each 30 warrants entitle the holder to purchase one common share at a price of $12.00 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, the Company issued 814,051 compensation warrants having an aggregate fair value of $48,843 estimated using the Black-Scholes option pricing model. Each 30 compensation warrants entitle the holder to acquire one common share at an exercise price of $7.50 per share prior to expiry on March 16, 2015.

The allocation of the $7.50 common share unit issue price to the common shares and unit warrants was based on the relative fair values of the common shares and the warrants. The fair value of the warrants was determined using the Black- Scholes option pricing model. The common shares were allocated a price of $6.00 per share and the warrants were allocated a price of $1.50 per 30 warrants. The costs of the issue were allocated on a pro rata basis to the common shares and warrants. Accordingly, $2,092,192 was allocated to common shares and $523,048 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 64%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.0%; expected volatility of 80%; and average expected life of 2 years.

On April 9, 2013, the Company issued 202,639 common shares and 3,300,000 common share purchase warrants for partial consideration for the acquisition of Trillium Privateco (see note 4).

On April 16, 2013, the Company issued 167,619 common shares and 1,600,000 common share purchase warrants as consideration for the acquisition of certain rights related to tigecycline from UHN (see note 7).

On December 13, 2013, the Company completed a private placement of 2,641,590 common share units (each common share unit consisting of one common share and 22.5 common share purchase warrants) at a price of $6.30 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series I First Preferred Share and three- quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each 30 warrants entitle the holder to purchase one common share at a price of $8.40 at any time prior to expiry on December 13, 2018. In connection with the financing, the Company issued 5,014,839 compensation warrants having an aggregate fair value of $651,929 estimated using the Black-Scholes option pricing model. Each 30 compensation warrants entitle the holder to acquire one common share at an exercise price of $6.30 per share prior to expiry on December 13, 2015.

The allocation of the $6.30 unit issue price to the common shares, 30 Series I First Preferred Shares and 22.5 unit warrants was based on the relative fair values of the common shares, Series I First Preferred Shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $4.80 per share, the Series I First Preferred Shares were allocated a price of $4.80 per each 30 shares, and the warrants were allocated a price of $1.50 per each 22.5 warrants. The costs of the issue were allocated on a pro rata basis. Accordingly, $11,488,602 was allocated to common shares, $11,292,525 to the Series I First Preferred Shares and $7,932,714 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.2%; expected volatility of 70%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 66%; and average expected life of 2 years.

All securities issued under the offering (including the compensation warrants) are subject to statutory resale restrictions.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

In the December 2013 private placement, subscribers who purchased preferred share units and certain subscribers who purchased common share units are subject to restrictions on the conversion and exercise of securities of the Company convertible into common shares. Such subscribers cannot convert or exercise securities of the Company convertible or exercisable into common shares if, after giving effect to the exercise of conversion, the subscriber and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit can be raised at the option of the subscriber on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to stock exchange clearance of a personal information form submitted by the subscriber, and (iii) above 19.99%, subject to stock exchange approval and shareholder approval.

Subject to receipt of any required regulatory approvals, subscribers who purchased a minimum of 10% of the securities sold under the offering were given rights to purchase securities of the Company in future financings to enable each such subscriber to maintain its percentage holding in the Company for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2014 and 2013 to the post-consolidated number. The post-consolidated weighted average number of common shares outstanding for the years ended December 31, 2014 and 2013 were 4,202,900 and 1,356,924, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

Warrants outstanding at December 31, 2014 were as follows:

	Number of	Exercise
Expiry dates	warrants	price

March 16, 2015	202,800	$7.50
December 13, 2015	5,014,839	$6.30
March 15, 2018	15,230,000	$12.00
March 27, 2018	420,000	$12.00
December 13, 2018	117,857,142	$8.40
	138,724,781

All warrants were exercisable on issuance. The exercise price above and the weighted average exercise price below are the amounts the warrantholder would pay to exercise 30 warrants and receive one common share. Changes in the number of warrants outstanding during the years ended December 31 were as follows:

		2014		2013

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	142,230,123	$9.02	1,036,364	$46.16
Issued	-	-	141,321,032	8.77
Exercised	(2,596,251)	10.94	-	-
Expired	(909,091)	48.00	(127,273)	33.00

Balance, end of year	138,724,781	$8.73	142,230,123	$9.02

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

(e)	Stock option plan

The Company has a 10% rolling stock option plan (the “2014 Stock Option Plan”) that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at December 31, 2014, the Company was entitled to issue an additional 55,488 stock options under the 2014 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2014		2013

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	97,372	$9.94	23,332	$31.02
Granted	499,883	9.78	87,454	7.50
Exercised	(2,614)	7.50	-	-
Cancelled/forfeited	(4,500)	16.58	(13,414)	30.69

Balance, end of year	590,141	$9.76	97,372	$9.94

Options exercisable, end of year	219,470	$10.13	39,667	$13.44

The following table reflects stock options outstanding at December 31, 2014:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$ 7.50	81,507	7.6	$7.50	44,092	$7.50
$ 8.34	215,758	9.4	$8.34	71,918	$8.34
$ 10.35	264,127	9.3	$10.35	88,043	$10.35
$ 15.30	6,666	9.1	$15.30	2,222	$15.30
$ 18.90	13,332	9.2	$18.90	4,444	$18.90
$ 30.00	8,751	1.1	$30.00	8,751	$30.00

	590,141	9.0	$9.76	219,470	$10.13

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2014	2013
Expected option life	6 years	10 years
Risk-free interest rate	1.7%	1.7%
Dividend yield	0%	0%
Expected volatility	90%	118%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The volatility for 2013 is based solely on historical volatility equal to the expected life of the option. Due to the significant changes in the operations of the Company in 2013, the Company concluded that for 2014 the sole use of historical volatility would not reflect the best estimate of forward looking volatility. For 2014, the Company compiled a peer group of biotechnology companies and their historical volatilities and integrated the Company’s own historical volatility to determine a reasonable estimate of forward looking volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During years ended December 31, 2014 and 2013, the Company issued 499,883 and 87,454 stock options with a fair value of $3,580,892 and $535,781 and a weighted average grant date fair value of $7.16 and $6.13, respectively.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The Board of Directors intends to use DSUs issued under the 2014 DSU Plan, as well as stock options issued under the 2014 Stock Option Plan, as part of the Company’s overall director and executive officer compensation program. A total of 28,777 units were issued during the year ended December 31, 2014 for payment of directors’ fees and were outstanding as at December 31, 2014. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

11.	Income taxes

Income taxes have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets

As at December 31, 2014 and 2013, deferred tax assets have not been recognized with respect to the following items:

	2014	2013
	$	$

Non-capital losses carried forward	9,234,460	8,515,351
Tax credits carryforward	2,607,496	2,097,043
Tax basis of property and equipment and intangible assets in excess of accounting basis	1,413,171	1,138,196
Scientific research and experimental development expenditures	4,801,014	4,101,322
Share issue costs and other	436,795	540,886
	18,492,936	16,392,798

(b)

As at December 31, 2014 and 2013, the Company has available research and development expenditures of approximately $18,117,000 and $15,477,000, respectively, for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2014 and 2013, the Company also has unclaimed Canadian scientific research and development tax credits of $3,293,000 and $2,643,000, respectively, which are available to reduce future taxes payable with expiries from 2017 through 2034. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2014, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

11.	Income taxes (continued)

The non-capital tax losses expire as follows:

Federal
$

2025	3,213,000
2026	6,457,000
2027	4,659,000
2028	4,144,000
2029	3,736,000
2030	1,819,000
2031	1,387,000
2032	2,450,000
2033	1,868,000
2034	5,113,000
34,846,000

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax recovery is as follows:

	2014	2013
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(3,413,682)	(1,136,667)
Investment tax credits	(1,091,870)	(207,850)
Share-based compensation and other	657,494	84,902
Change in unrecognized tax assets	3,848,058	1,259,615

Income tax recovery	-	-

12.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2014	2013
	$	$

Research and development programs, excluding the below items	5,893,030	1,411,264
Salaries, fees and short-term benefits	2,311,755	1,299,055
Share-based compensation	1,626,824	211,419
Amortization of intangible assets	610,776	632,779
Impairment of intangible assets	429,763	-
Depreciation of property and equipment	47,208	16,010
Tax credits	(323,548)	(233,821)
	10,595,808	3,336,706

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

13.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2014	2013
	$	$

General and administrative expenses, excluding the below items	1,198,181	599,785
Salaries, fees and short-term benefits	694,849	254,952
DSU units issued for director compensation	240,000	-
Share-based compensation	444,430	107,463
	2,577,460	962,200

14.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2014	2013
	$	$

Interest income	378,692	44,113
Net foreign currency gain	-	9,915
	378,692	54,028

Finance costs for the years ended December 31 were as follows:

	2014	2013
	$	$

Bank charges	7,212	4,297
Accreted interest	69,770	40,133
Net foreign currency loss	10,262	-
	87,244	44,430

15.	Commitments and contingencies

As at December 31, 2014 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $2,587,000 over the next 12 months, $99,000 from 12 to 24 months, $26,000 from 24 to 36 months, and $25,000 each year thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $60,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

15.	Commitments and contingencies (continued)

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

16.	Related parties

For the years ended December 31, 2014 and 2013, the key management personnel of the Company were the Board of Directors, former Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Vice President, Drug Development.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2014	2013
	$	$

Salaries, fees and short-term benefits	1,708,717	844,425
Share-based compensation	2,281,561	316,069
Total	3,990,278	1,160,494

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2014, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2014 and 2013, a former director was paid consulting fees of $7,916 and $138,750, respectively.

17.	Operating segment

The Company has a single operating segment, the research and development of immunotherapy drugs for the treatment of cancer. Substantially all of the Company’s operations, assets, and employees are in Canada.

18.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

19.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and marketable securities as Level 1. The loan payable has been classified as Level 2.

Cash, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the Board is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, marketable securities, and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade fixed income securities. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and marketable securities to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
Amounts in Canadian Dollars

19.	Financial instruments (continued)

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the years ended December 31, 2014 and 2013, the Company earned interest income of $378,692 and $44,113, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2014 and 2013, would have a net impact on finance income of $3,787 and $441, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. As at December 31, 2014 and 2013, the Company held US dollar cash in the amount of US$142,558 and US$493,031 and had US dollar denominated accounts payable and accrued liabilities in the amount of US$1,910,430 and US$88,063, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2014 and 2013 of $17,679 and $4,050, respectively.

US dollar expenses for the years ended December 31, 2014 and 2013 were approximately US$3,260,000 and US$518,000, respectively. Varying the US exchange rate for the years ended December 31, 2014 and 2013 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $163,000 and $26,000, respectively, assuming that all other variables remained constant.